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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 10-C

               REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ

                         INTERDEALER QUOTATION SYSTEM

                 FILED PURSUANT TO SECTION 13 OR 15(d) OF THE

               SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17

                             OR 15d-17 THEREUNDER

                               Teltronics, Inc.
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                (Exact name of issuer as specified in charter)

           2150 Whitfield Industrial Way, Sarasota, Florida  34243
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                   (Address of principal executive offices)

Issuer's telephone number, including area code  941-753-5000
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                  I. CHANGE IN NUMBER OF SHARES OUTSTANDING

        Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1. Title of security  Common Stock $.001 par value
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2. Number of shares outstanding before the change  982,440
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3. Number of shares outstanding after the change  2,484,668
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4. Effective date of change  4/12/95 and 5/11/95
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5. Method of change:

        Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)

                debt to equity conversion
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        Give brief description of transaction  4/12/95 - 102,228 shares,
                5/11/95 - 1,400,000 shares
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                         II. CHANGE IN NAME OF ISSUER

1. Name prior to change
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2. Name after change
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3. Effective date of charter amendment changing name
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4. Date of shareholder approval of change, if required
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Date  December 6, 1995                      /s/ Ewen R. Cameron, President
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                                               (Officer's signature & title)